COMPU-DAWN, INC.
                                77 SPRUCE STREET
                           CEDARHURST, NEW YORK 11516



               INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


     This Information Statement is being mailed on or about March 11, 1999 to all stockholders of record of Compu-DAWN, Inc. ("Compu-DAWN" or the "Company"), at the close of business on February 28, 1999. You are receiving this information in connection with the election of certain persons to a majority of the seats on the Board of Directors of the Company as a result of the transactions discussed below. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder ("Rule 14f- 1"). YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.


                     FUTURE CHANGE IN MAJORITY OF DIRECTORS

     Introduction

     On January 8, 1999, e.TV Commerce, Inc. ("e.TV"), a wholly owned subsidiary of Compu-DAWN, acquired certain assets of LocalNet Communications, Inc. ("LocalNet") pursuant to a Peaceful Surrender Agreement. The LocalNet assets were acquired to satisfy $750,000 in principal of a $1,800,000 secured loan previously made by Compu-DAWN to LocalNet pursuant to a Loan and Security Agreement (the "Loan Agreement) as of October 6, 1998 and as amended as of October 23, 1998 and November 12, 1998 (the "Loan"). The Loan was secured by all of the assets of LocalNet.

     At that time e.TV commenced operations of the same type of business previously conducted by LocalNet. Contemporaneously, Compu-DAWN and e.TV entered into employment agreements with certain persons who were formerly part of LocalNet's management. Additionally, Compu-DAWN agreed to expand its Board of Directors from five to seven members, comprised of: Mark Honigsfeld and Louis Libin, who are currently directors of Compu-DAWN, Robert E. (Teddy) Turner IV and Rudy C. Theale, Jr., two of the founders and former management personnel of LocalNet, Faith Griffin, who was nominated by Messrs. Honigsfeld and Libin, Chris Liston, who was nominated by Messrs. Turner and Theale and one person to be nominated by Messrs. Honigsfeld, Libin, Turner and Theale who has not been named yet. Messrs. Turner, Theale and Liston and Ms. Griffin will be elected to the Board at least ten days after the mailing of this Information Statement.

                  Acquisition of LocalNet's Assets

     During the first week of January, 1999, Compu-DAWN became aware that LocalNet was in default of certain representations and warranties and covenants under the Loan Agreement. On January 8, 1999 e.TV, as assignee of Compu-DAWN's interest under the Loan Agreement and LocalNet entered into a Peaceful Surrender Agreement pursuant to which LocalNet surrendered certain of its assets to e.TV in satisfaction of $750,000 in principal of the Loan.

     The LocalNet assets acquired by e.TV included, among other things, LocalNet's accounts receivable, other earned revenue, obligations and accounts owed to LocalNet, furniture, equipment, inventory, insurance claims, tax refunds and rebates owed to LocalNet, all funds and deposits of LocalNet, computer software and internet domain names and website addresses.

     Compu-DAWN, through e.TV, is using the assets acquired to operate in the internet, e-commerce and, telecommunications business (the "e.TV Business"), which is similar to the business operated by LocalNet up to the time of the asset acquisition. e.TV markets and sells its products and services primarily using a person to person sales approach with the services of commissioned sales representatives in a multi-level network marketing organization. Key services and products include:

     o Interactive advanced digital tv set top boxes which enable the consumer to access the internet through the consumer's tv set over a telephone line, conduct electronic commerce through e.TV's own e-commerce shopping mall, and access a variety of different software applications through network computing capabilities; and

       o Sales of access to the internet as a reseller for an internet service provider;

       o      Sales of long distance telephone service.

     Employment Agreements.

     Contemporaneously with the consummation of the Peaceful Surrender Agreement, Compu-DAWN and e.TV entered into three-year employment agreements with Robert E. (Teddy) Turner, IV, Chairman of the Board and co-founder of LocalNet, and Rudy C. Theale, Jr., President and co-founder of LocalNet. Mr. Turner was appointed Chairman of the Board of Compu-DAWN and a director e.TV. Mr. Theale was appointed Executive Vice President of Compu-DAWN, and President and a director of e.TV. These employment agreements are more particularly described under "Executive Compensation - Employment Contracts, Termination of Employment and Change- in-Control Arrangements" below.

     Board of Directors.

     Compu-DAWN has agreed to expand its Board of Directors to seven directors and cause the board to be comprised of Messrs. Honigsfeld, Libin, Turner and
Theale, one person nominated by Messrs. Honigsfeld and Libin, one person nominated by Messrs. Turner and Theale and one person nominated by Messrs. Honigsfeld, Libin, Turner and Theale. Faith Griffin has been nominated by
Messrs. Honigsfeld and Libin and Chris Liston has been nominated by Messrs. Turner and Theale. Messrs. Honigsfeld, Libin, Turner and Theale have not yet named a nominee for the remaining seat. In order to facilitate the reconstitution of the Board, three of Compu-DAWN's current directors, William Rizzardi, Harold Lazarus and Alfred Luciani have indicated they will resign as directors of the Company when their successors have been nominated. Ms. Griffin and the yet unnamed nominee will be independent directors. Mr. Liston has been the Vice President of Business Development of e. TV since January 8, 1999. He was a consultant to, and then an officer of, LocalNet prior to the asset acquisition. It is anticipated that Ms. Griffin and the unnamed nominee will succeed Mr. Rizzardi and Dr. Lazarus as members of Compu-DAWN's audit committee. Until such time as the unidentified nominee has been named, Dr. Lazarus will continue as a director of Compu-DAWN and an audit committee member. The reconstitution of the Board is anticipated to be effective at the time Compu-DAWN complies with Rule 14f-1 under the Securities Exchange Act of 1934, i.e. at least ten days after the mailing of this Information Statement.

                   DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

     The names and the positions held by, each present executive officers and director of the Company, and Faith Griffin and Chris Liston (collectively the "Nominees") his or her ages as of February 12, 1999 are set forth below.

                                                                      Class of
Name                      Age    Position Held                      Dictatorship
----                      ---    -------------                      ------------

Mark Honigsfeld           44   Chief Executive Officer,                     II
                               President, Secretary and Director of
                               Compu-DAWN; Chief Executive
                               Officer, Secretary, Treasurer and
                               Director of e.TV

Louis Libin               39   Chief Technology Officer, Senior             III
                               Executive Vice President and Director of
                               Compu-DAWN; Senior Executive Vice
                               President and Director of e.TV

William D. Rizzardi(1)    55   Director                                      I

Harold Lazarus, Ph.D.(2)  71   Director                                      II

Alfred Luciani(1)         53    Director                                      I

David Greenspan           33    Chief Financial Officer of Compu-DAWN;        -
                                Chief Financial Officer and Treasurer of e.TV

Robert E.(Teddy)
  Turner IV(3)            35    Chairman of the Board, Director of e.TV       -

Rudy C. Theale, Jr.(3)    24    Executive Vice President of Compu-DAWN;       -
                                President and Director of e.TV

Faith Griffin(4)          49    None (4)                                      -

Christopher Liston(4)     38    Vice President Business Development           -
                                of e.TV

------------------

(1) He has indicated that he will resign as a director when Compu-DAWN has complied with the requirements of Rule14f-1.

(2)      He has  indicated  that he will resign as a director when his successor
         has  been   nominated  and  the   Compu-DAWN   has  complied  with  the
         requirements of Rule 14f-1.

(3) He will be elected by the current board members to fill a vacancy created on the Board when the Board of Directors was expanded from five to seven to members by resolution of the Board adopted at a meeting of the Board of Directors on January 7, 1999, at the time Compu- DAWN has complied with Rule 14f-1.

(4) Will be elected as a director to fill the vacancy created by the anticipated resignation of Mr. Rizzardi or Mr. Luciani as described in footnote 1.

Mark Honigsfeld

     Mr. Honigsfeld joined the Company as Chairman of the Board, Secretary and a director in August 1996 and, effective October 1, 1996, he was elected Chief Executive Officer of the Company and effective January 8, 1999, he was elected President of Compu-DAWN. Mr. Honigsfeld has also been the Chief Executive Officer, Treasurer and Secretary and a director of e.TV since January 7, 1999. In 1978, he founded Facelifters Home Systems, Inc. ("FACE"), a cabinet manufacturing and installation company for which he served as Chief Executive Officer and Chairman of the Board until April 25, 1996. On such date, FACE, a publicly-traded company, was acquired by a New York Stock Exchange company in a transaction valued at approximately $70 million to FACE's stockholders. Prior to the merger, FACE's revenues on an annualized basis approached $50 million. As the founder, Chief Executive Officer and Chairman of the Board, Mr.

Honigsfeld was directly involved in the planning and development of almost all areas of FACE's business, including corporate finance, public offerings, investor relations, mergers and acquisitions, licensing, product design and engineering, sales and marketing, manufacturing, field installation, customer service, management information services and management training. Prior to the sale transaction, FACE had approximately 600 employees and associates representing its products and services at 28 locations in 14 states, approximately 135 telemarketing personnel, 180 direct sellers, 120 manufacturing employees and 165 supervisory, management and administrative personnel. In addition, FACE had working arrangements with approximately 175 independent contracting companies nationwide. Mr. Honigsfeld holds a Bachelor of Science Degree in Industrial Arts, magna cum laude, and a Master of Science Degree in Industrial Arts, with honors, from City College of the City University of New York.

Louis Libin

     Mr. Libin joined the Company in January 1997 on a per diem basis as Chief Technology Officer and a director. Effective March 10, 1997, he began to serve as the Company's Chief Technology Officer on a full-time basis. Effective January 7, 1999, Mr. Libin was elected Senior Executive Vice President of Compu-DAWN. Effective January 8, 1999, he was elected Senior Executive Vice President and a director of e.TV. Since 1989, Mr. Libin has represented the United States on satellite and transmission issues at the International Telecommunications Union (the "ITU") in Geneva, Switzerland. Mr. Libin has also been Chairman of the Expert Group On Broadcast Interactive Services of the ITU since 1991. From 1987 to 1997, Mr. Libin served as the Director of Technology (specializing in broadcast transmission systems) for the General Electric Corporation ("GE") and the National Broadcasting Corporation. From 1995 to 1997, Mr. Libin also served as Assistant Secretary of all of GE's wholly-owned subsidiaries that are involved in broadcast media, with the responsibility for technical developments and all Federal Communications Commission (the "FCC") issues and licenses. From 1983 to 1986, Mr. Libin was a project manager for Radio Corporation of America ("RCA") until RCA's acquisition by GE. From 1981 to 1982, Mr. Libin was employed by the Loral Corporation as an electronic design engineer where he designed radio frequency systems for the United States military. From 1980 to 1981, Mr. Libin was a design engineer for the Chryon Corporation, a computer graphics company. From 1979 to 1980, he worked for Burroughs Computer Systems, Inc. (now part of Unisys) as a field engineer. Additionally, since 1988, Mr. Libin has acted as a consultant and advisor to the FCC in connection with the planning of communications systems and logistics for major events in the United States and abroad, including political conventions, presidential inaugurations, and the 1996 Summer Olympics in Atlanta. Mr. Libin is an active member of the National Society of Professional Engineers and the Association of Federal Communications Consulting Engineers. He also sits on the Engineering Advisory Board of the National Association of Broadcasters. Mr. Libin received a B.S.E.E. Degree in Electrical Engineering from the Pratt Institute and completed his graduate studies in optical electronics at M.I.T.'s Executive Program in 1991. Mr. Libin has planned and managed telecommunications projects in the United States and in Europe. Mr. Libin was responsible for the planning and implementation of a new television and telecommunications network in New Zealand in 1990. Mr. Libin has also provided expert consulting on satellite issues in certain of the republics of the former

Soviet Union. Mr. Libin was also instrumental in the development of the new transmission technology and the algorithms for software modeling of the new North American digital terrestrial television system which was approved by the FCC in 1996. Since January 1999, Mr. Libin has served as a director of NetWolves Corp., a publicly traded, Tampa Florida based computer manufacturer. Mr. Libin has published numerous scientific papers in radio frequency and telecommunications.

William D. Rizzardi

     Mr. Rizzardi joined the Company in January 1997 as a director. Since December 1996, Mr. Rizzardi has been the President of Perlucid Corporation (f/k/a Environmental Solutions Corporation), a privately held bio-remediation company. From 1995 to 1996, Mr. Rizzardi was an independent management consultant to the Long Island Research Institute, a not-for-profit technology development laboratory. From 1979 to 1994, Mr. Rizzardi held various positions with Northrop Grumman Corporation and its affiliates, including a Vice President of Grumman Data Systems Division, where he was responsible for the development, operations and support of all information systems for the Grumman Corporation, Corporate Vice President of Information Management and Chief Information Officer of Grumman Corporation, and a Vice President of Northrop Grumman Corporation - Data Systems and Services Division following the acquisition of Grumman Corporation by Northrop Corporation. Mr. Rizzardi received a Bachelor of Science Degree in Nuclear Physics from City College of the City University of New York and a P.S.E.E. Degree in Management from the Sloan School of M.I.T.

Harold Lazarus, Ph.D

     Dr. Lazarus joined the Company as a director in March 1997. Dr. Lazarus has been a Professor of Management at the Hofstra University Frank G. Zarb School of Business (the "Hofstra Business School") since 1980. From 1973 to 1980, Dr. Lazarus served as Dean of the Hofstra Business School. Dr. Lazarus is an organization development consultant who lectures in Europe, Asia, North America and South America on leadership, time management, total quality management, managing change, effective meetings, problem solving, decision making, mission statements, management by objectives, and communications. Dr. Lazarus was Professor of Management at the New York University Leonard N. Stern School of Business for ten years, and he also taught at Columbia University Graduate School of Business and Harvard University Business School. Dr. Lazarus has served on several boards of directors of public companies in the past, including FACE, Ideal Toy Corporation, Superior Surgical Manufacturing Company, Stage II Apparel Corporation, and Graham-Field Health Products, Inc. Dr. Lazarus has published seven books and 65 articles on business management. He also chairs the board of Phi Beta Kappa Alumni of Long Island (New York). Dr. Lazarus received a Masters of Science Degree and a Doctor of Philosophy Degree in Management and Marketing from Columbia University.

Alfred Luciani

     Mr. Luciani joined the Company in May 1998 as a director. Since January 1996, Mr. Luciani has been providing consulting services and management and development expertise to the gaming industry through Luciani and Associates and AJL Corp. From April 1993 to December 1995, Mr. Luciani was President and Chairman of American Gaming and Entertainment, Ltd. ("American Gaming"), an entity engaged in the gaming management business. From 1983 to 1994, Mr. Luciani held several positions in the gaming industry, including President and Chief Executive Officer of the Golden Nugget Casino Hotel in Las Vegas and the Mashantucket Pequot Gaming Enterprise, and Executive Vice President of the Golden Nugget and Resorts Casino Hotels in Atlantic City. Mr. Luciani's involvement in the gaming industry extends back to 1976 when, as an Assistant Attorney General for the State of New Jersey, he was extensively involved with the drafting of the Casino Control Act of New Jersey. In 1995, American Gaming and Resorts of Mississippi, a subsidiary of American Gaming, was placed in an involuntary Chapter 11 proceeding due to a disagreement with certain of its creditors as to a payment plan. In 1996, the Gold River Hotel and Casino Corporation, of which Mr. Luciani was a director, filed a voluntary petition in bankruptcy under Chapter 11.

David Greenspan

     Mr. Greenspan was elected as Chief Financial Officer of the Company on December 22, 1998. From December 1997 until February 12, 1999, Mr. Greenspan has served as Chief Financial Officer and a director of LocalNet. From March 1997 to December 1997, Mr. Greenspan served as the Chief Operating Officer of PGA Tour Radio Network, a national sport broadcasting company based in Atlanta Georgia. Prior to that, from August 1996 to March 1997, he was the Vice President, Business Affairs Turner Media Consultants, a broadcast consulting company. From March 1994 to August 1996, Mr. Greenspan served as a project manager for Atlanta Olympic Broadcasting, with responsibility for planning and coordinating all television and radio operations for the 1996 summer Olympic games. Mr. Greenspan holds a Bachelor of Science in Accounting from Troy State University in Alabama.

Robert E. (Teddy) Turner IV

     Mr. Turner joined the Company on January 8, 1999 as Chairman of the Board. Mr. Turner was the founder of, and served from December 1997 until September 1998, as Chairman of the Board and President of, Zekko Corp. ("Zekko"). Zekko operated predominantly in the areas of technology acquisition, development and marketing. From October 1996 until December 1997, Mr. Turner served as the President of Turner Telecommunication, an organization which concentrated in the acquisition and development of telecommunication products. Mr. Turner specialized in the research and analysis of potential telecommunication product acquisitions. From June 1993 until October 1996, Mr. Turner was a manager with Turner Home Entertainment, a domestic home video company where he was responsible for the Southeastern United States sales and promotional divisions. Mr. Turner has been a director of All Seasons Vehicles, Inc., a publicly traded manufacturer of track driven all season vehicles, since April 1997, and Chairman of the Board of U.S. Bison Co. an Atlanta Georgia based bison ranching company. Mr. Turner sits on the Boards of several foundations including The Turner
Foundation, Inc., Jane Smith Turner Foundation, and the Georgia Chapter of Juvenile Diabetes Foundation. He also sits on the Board of Trustees of St. Mary's College of Maryland. Mr. Turner holds a Bachelor of Science Degree in Business Administration from the Citidel.

Rudy C. Theale, Jr.

     Mr. Theale joined the Company on January 8, 1999 as an Executive Vice President. From such date he has also served as President and a Director of e.TV. Mr. Theale is primarily responsible for the sales and marketing at e.TV. He is also a nominee to become a director of the Company. Mr. Theale has served as President and a Director of LocalNet since April 1997, where he has been primarily responsible for sales and marketing, the general oversight of daily operations. Prior to then, from February 1996 until January 1997, Mr. Theale served as President of SDI, Inc. where he was primarily responsible for the sales and marketing management as well as the general oversight of daily operations.

Faith Griffin

     Ms. Griffin is a nominee to become a director of the Company. Ms. Griffin has over 25 years of broad based investment banking experience with a special concentration in private and public offerings and merger and acquisitions advisory for small and medium sized companies. Ms. Griffin currently acts as a financial advisor and investment banking consultant to the Company. From 1996 to September 1998, Ms. Griffin served as a managing director of Laidlaw Global Securities, Inc., in the corporate finance division, where she has been responsible for new business development, merger and acquisition advisory assignments, private placements and public equity offerings. From 1990 until 1996, Ms. Griffin served as a Senior Vice President in the Corporate Finance Division of Josephthal Lyon & Ross, Inc. Ms. Griffin holds a Bachelor of the Arts Degree in Mathematics from Franklin L. Marshall College, and a Master of Business Administration from New York University Graduate School of Finance.

Christopher Liston

     Mr. Liston is a nominee to become a director of the Company. He has been the Vice President of Business Development of e.TV since January 8, 1999. From December 1998 he has been the Vice President, Business Development of LocalNet. From May 1993 to September 1998, Mr. Liston was a Vice President of Osprey Capital, Inc. an investment banking company. Mr. Liston received a Bachelor of Arts in Political Science from the College of Charleston in South Carolina.

     The Company's Certificate of Incorporation provides for three classes of directors, each having a three year term. Each director will hold office until the next annual meeting of stockholders during the year in which the term of his class of directorship expires and until his successor is elected and qualified. The terms of the Class I, Class II and Class III directorships expire at the Company's annual meeting in 2000, 2001 and 1999, respectively. Executive officers serve at the pleasure of the Board of Directors.

     There is no family relationship among any of the Company's executive officers and directors.

Board Committees

     The Audit Committee is responsible for reviewing and making recommendations regarding the Company's employment of independent auditors, the annual audit of the Company's financial statements and the Company's internal accounting controls, practices and policies. The members of the Audit Committee are Messrs. Honigsfeld and Rizzardi, and Dr. Lazarus. Faith Griffin, who will be Mr. Rizzardi's successor as director following his resignation will also succeed him on the Audit Committee. Dr. Lazarus will continue as a member of the Audit Committee until his successor has been nominated and elected. Such person, who will be an independent director will also succeed Dr. Lazarus as an Audit Committee member.

     The Company has neither a nominating committee, charged with the search for and recommendation to the Board of potential nominees for Board positions, nor a compensation committee, charged with periodically reviewing the compensation of the Company's officers and employees and recommending appropriate adjustments. These functions are performed by the Board as a whole. The Board will consider stockholder recommendations for Board positions which are made in writing to the Company's Chairman of the Board.

Meetings

     The Board held one meeting during 1997. The Board also acted on eleven occasions during 1997 by unanimous written consent in lieu of a meeting. The Audit Committee met once during 1997.

     The Board held seven meetings during 1998. The Audit Committee met once during 1998.

Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"), requires that reports of beneficial ownership of capital stock and changes in such ownership be filed with the Securities and Exchange Commission (the "SEC") by Section 16 "reporting persons," including directors, certain officers, holders of more than 10% of the outstanding Common Shares and certain trusts of which reporting persons are trustees. Compu-DAWN is required to disclose in this Information Statement each reporting person whom it knows to have failed to file any required reports under Section 16 on a timely basis during the fiscal year ended December 31, 1997. To

Compu-DAWN's knowledge, based solely on a review of copies of Forms 3, 4 and 5 furnished to it and written representations that no other reports were required, during the fiscal year ended December 31, 1997, Compu-DAWN's officers, directors and 10% stockholders complied with all Section 16(a) filing requirements applicable to them except that each of the six directors and executive officers of the Company in office at the time of Compu-DAWN's initial public offering in June, 1997 (the 'IPO") filed his Form 3 ten days late.


                             EXECUTIVE COMPENSATION

Summary Compensation Table

     The following table sets forth certain information for the fiscal years ended December 31, 1997, 1996 and 1995 concerning the compensation of Mark Honigsfeld, Chairman of the Board and Chief Executive Officer of the Company, and the other persons who were the Company's most highly compensated executive officers during the 1997 fiscal year. No other executive officer of the Company had a combined salary and bonus in excess of $100,000 for the fiscal year ended December 31, 1997.

                                            Annual Compensation                 Long-Term Compensation
                                                                                         Awards
      Name and                                                                         Common Shares
Principal Position         Year             Salary             Bonus                Underlying Options

Mark Honigsfeld(1)         1997             $250,000              -                    100,000
 Chairman of the Board     1996             $ 62,500(2)           -                    233,000
 and Chief Executive       1995                    -              -                       -
 Officer

Dong W. Lew(3)             1997             $125,000              -                      8,561
  President                1996             $ 87,500         $15,000(4)                156,950
                           1995             $ 70,980              -                       -

Louis Libin                1997             $178,651               -                    100,000
  Chief Technology         1996                   -                -                        -
   Officer                 1995                   -                -                        -

-------------------

(1) Mr. Honigsfeld was elected Chief Executive Officer of the Company and was entitled to compensation effective as of October 1, 1996.

(2) Represents accrued and unpaid salary relating to 1996 (based on a salary of $250,000 per annum) that was converted into 12,500 Common Shares upon the closing of the Company's IPO.

(3) Mr. Lew acted as the Company's Chief Executive Officer during 1994, 1995 and from the period January 1, 1996 to September 30, 1996 and resigned as an officer and director of the Company in April 1998 when he retired.

(4) Represents an accrued and unpaid signing bonus (relating to the execution of Mr. Lew's employment agreement in October 1996) that was converted into 3,000 Common Shares upon the closing of the IPO.


Option Grants in 1997

     See "Executive Compensation - Employment Contracts; Termination of Employment and Change-in-Control Assignments" for a description of Messrs. Honigsfeld's, Libin's, Turner's and Theale's employment agreement and stock options.

     The following table sets forth certain information concerning individual grants of stock options during the fiscal year ended December 31, 1997:

                         Number of Common          Percentage of Total
                           Shares Underlying       Options Granted to
     Name                  Options Granted     Employees in Fiscal Year      Exercise Price    Expiration Date
     -----              ---------------------- ------------------------      --------------    ---------------

Mark Honigsfeld                  100,000                35.9%                    $3.00        January 6, 2007

Dong W. Lew                        8,561(1)              3.1%                    $5.50        August 27, 2002

Louis Libin                       50,000                18.0%                    $3.00        January 6, 2007
                                  50,000                18.0%                    $6.75        December 1, 2007


---------------
(1) These options were granted as a reload feature at the time Mr. Lew surrendered 8,561 Common Shares valued in the aggregate at $47,085 (or $5.50 per share) to exercise options to purchase 156,950 Common Shares. These options were exercised by Mr. Lew in April 1998, at which time Mr. Lew surrendered 4,380 Common Shares valued in the aggregate at $47,085 per share (or $10.75 per share), in payment of the exercise price.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Value Table

     The following table sets forth certain information concerning the value of options unexercised as of December 31, 1997:

                                                           Number of Common Shares        Value of Unexercised
                        Number of Common                   Underlying Unexercised         In-the-Money Options
                        Shares Acquired      Value         Options at December 31, 1997   at December 31, 1997
Name                    on Exercise          Realized      Exercisable/Unexercisable      Exercisable /Unexercisable

Mark Honigsfeld          233,000             $629,100             0 / 100,000                   0 / $625,000

Dong W. Lew              156,950             $816,140             8,561 / 0                    $32,104 / 0

Louis Libin                   -                -                  0 / 100,000                   0 / $437,500


     Certain of the stock options held by Messrs. Honigsfeld and Libin, Rizzardi and Luciani and Dr. Lazarus, will vest upon a change in control of the Company (as defined in their respective applicable stock option agreements). The Options granted to Messrs. Rizzardi and Luciani and Dr. Lazarus, the current outside directors, will also vest at the time their directorships terminate for any reason. See "Security Ownership of Certain Beneficial Owners and Management."

Compensation of Directors

     Each non-employee director of the Company is entitled to receive a director's fee of $1,000 per meeting attended in person and $500 per meeting attended by telephone and options to purchase 5,000 Common Shares of the Company each year, except that Alfred Luciani was entitled to receive options to purchase 10,000 Common Shares of the Company each year. The options granted to directors are exercisable for a period of ten years from the date of grant at an exercise price equal to the market price of the Company's Common Shares on the date of grant. Additionally, each non-employee director is entitled to be reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors of the Company. The members of the Board of Directors meet regularly, as needed.

Employment Contracts; Termination of Employment and Change-in-Control
Arrangements

Mark Honigsfeld

     The Company is a party to an Employment Agreement with Mark Honigsfeld for a term of three years commencing as of October 1, 1996, subject to continuing, annual, automatic one-year extensions, unless either the Company or Mr. Honigsfeld notifies the other, at least 90 days prior to any annual anniversary date, of its or his desire not to extend the term thereof. The Employment Agreement also provides for earlier termination as discussed below. Pursuant to his Employment Agreement, Mr. Honigsfeld serves as Chief Executive Officer and President of the Company.

     The Employment Agreement provides for base annual compensation of $250,000. In addition to such base compensation, up until January 8, 1999, Mr. Honigsfeld was entitled to receive (i) an annual bonus amount equal to a percentage of base salary (ranging from 7% to 20%) based upon the Company achieving certain sales levels (ranging from $3,750,000 to $6,000,000 in the initial year, with $1,000,000 increased sales level thresholds per year if the bonus is earned in a particular year) and
(ii) an annual bonus based on the Company's EBITANC (as defined below), if any. Such latter bonus for each year ranges from 5% to 10% of EBITANC based on EBITANC thresholds ranging from $250,000 to $1,500,000. EBITANC is an amount equal to the Company's earnings before deducting the following: interest expense, taxes, and any one time nonrecurring charges resulting from divestitures, acquisitions, consolidations, restructurings and changes in accounting principles. The use of EBITANC, as opposed to earnings, has the effect of increasing the earnings base (by the amount of the excluded deductions) for the purpose of calculating the bonus.
Mr. Honigsfeld never received any such bonus.

     Also,  up until  January 8, 1999,  Employment  Agreement  provided that Mr.
Honigsfeld was entitled to receive, for each year thereof, options for the purchase of 5,000 Common Shares of the Company for each $100,000 of EBITANC. Such options were to be exercisable for a five year period at an exercise price of no less than 110% of the market value of the Common Shares on the date of the grant. Mr. Honigsfeld never received any such options.

     Mr. Honigsfeld is also entitled to receive an expense allowance of up to $500 per month and an automobile allowance in the amount of $1,000 per month. He is also entitled to reimbursement of accountable customary business expenses.

     The Employment Agreement provides that, notwithstanding the rolling three-year term thereof, it may be terminated prior to the expiration date under the following circumstances: (i) death; (ii) total disability (as provided for in the Employment Agreement); (iii) termination by the Company for "cause" (as defined in the Employment Agreement); (iv) termination by the Company at any time upon written notice to Mr. Honigsfeld; (v) termination by Mr. Honigsfeld upon 30 days written notice to the Company; (vi) termination by Mr. Honigsfeld at any time for "good reason" (as defined in the Employment Agreement); or (vii) termination by the Company at any time within 12 months after a "change in control" (as defined in the Employment Agreement). Additionally, the Employment Agreement allows Mr. Honigsfeld to devote up to 10% of his working time to other endeavors that are not in competition with the Company.

     The Employment Agreement provides for compensation under certain circumstances upon termination of employment (in addition to accrued but unpaid compensation) as follows: (i) in the event of Mr. Honigsfeld's death, his estate or spouse shall be entitled to receive an amount equal to his monthly salary as of the date of death multiplied by the number of full years that he was an employee of the Company or a subsidiary or a predecessor in interest thereof;
(ii) in the event of termination of the Employment Agreement due to disability, Mr. Honigsfeld shall be entitled to receive an amount equal to his monthly salary as of the date of termination of the Employment Agreement, multiplied by the number of full years that he was an employee of the Company or a subsidiary or a predecessor in interest thereof (but, in no event, would he be entitled to an amount equal to less than six months of salary); and (iii) in the event of termination of employment by the

Company following a "change of control" or for any reason other than death, disability or "cause," or in the event of termination of an Employment Agreement by Mr. Honigsfeld for "good reason," he shall be entitled to receive his full salary for the unexpired term of such agreement, without mitigation of damages based upon employment obtained elsewhere.

     The Employment Agreement provides for a restriction on the solicitation of customers of the Company for a period of two years following termination thereof, and a covenant not to compete with the Company for a period of six months following termination of employment for cause.

     Effective as of January 8, 1999, the Employment Agreement was amended to terminate the bonus compensation terms. Instead, Mr. Honigsfeld will be entitled to a bonus, the details of which have not yet been determined, which will allow Mr. Honigsfeld to earn a bonus of up to 50% of his salary in each year, based on performance thresholds. Additionally, Mr. Honigsfeld was issued options to purchase 200,000 Common Shares. The Options will vest over three years and are exercisable at $5.82 per share, the market price at determined under Compu-DAWN's 1996 stock option plan. Furthermore, Mr. Honigsfeld was included as a participant in the Company's 1999 Stock Rights Grant Plan which is described below.

Louis Libin

     Effective January 6, 1997, the Company and Louis Libin entered into a three-year Employment Agreement. Such Employment Agreement provides for a salary of $200,000, $225,000 and $250,000 per annum in the first, second and third years, respectively. Additionally, Mr. Libin's Employment Agreement allows him to devote up to one day each week to other endeavors that are not in competition with the Company. Other terms of Mr. Libin's Employment Agreement conform in structure to the material provisions of Mr. Honigsfeld's, such as renewal, benefits, restrictive covenants and termination.

     Mr. Libin has waived the increase in salary in the second year and accordingly, his salary for the 12 months period beginning on March 1, 1999 will remain $25,000. Additionally, effective on January 8, 1999, the current bonus terms under Mr. Libin's Employment Agreement were terminated and instead he is entitled to a bonus upon the same terms and conditions as Mr. Honigsfeld's bonus. He was also granted options to purchase 200,000 Common Shares upon the same terms and conditions as the options granted to Mr. Honigsfeld. Additionally he was included as a participant in the Company's 1999 Stock Rights Grant Plan. Mr. Libin never received any bonus or options under the pre-January 8, 1999 Employment Agreement terms.

Robert E. ("Teddy") Turner, IV

     Effective January 8, 1999, the Company and Robert E. (Teddy) Turner, IV entered into a three-year Employment Agreement pursuant to which Mr. Turner serves as the Company's Chairman of the Board. Such employment agreement provides for a salary of $208,000.00 per annum. Mr. Turner's employment agreement does not require Mr. Turner to devote all of his time to the Company's business and allows him to participate in other activities which do not prevent Mr. Turner from fulfilling his obligations to the Company. In addition to salary, Mr. Turner is entitled to receive a sales and marketing bonus upon the same terms and conditions as Mr. Honigsfeld's bonus. Mr. Turner was also issued options to purchase 200,000 Common Shares upon the same terms and conditions as the options granted to Mr. Honigsfeld. Additionally, he was included as a participant in the Company's 1999 Stock Rights Grant Plan. Other terms of Mr. Turner's Employment Agreement conform in structure to the material provisions of Mr. Honigsfeld's, such as renewal, benefits, restrictive covenants and termination, without any requirements to mitigate any damages.

Rudy C. Theale, Jr.

     Effective January 8, 1999, the Company and Rudy C. Theale, Jr. entered into a three-year employment agreement pursuant to which Mr. Theale serves as the Company's Executive Vice President and President of e.TV on a full-time basis. Such Employment Agreement provides for a salary of $208,000 per annum. In addition to salary, Mr. Theale is entitled to receive a sales and marketing bonus upon the same terms and conditions as Mr. Honigsfeld's bonus. Mr. Theale was also issued options to purchase 650,000 Common Shares upon the same terms and conditions as the options granted to Mr. Honigsfeld. Additionally, he was included as a participant in the Company's 1999 Stock Rights Grant Plan. Other terms of Mr. Theale's employment agreement conform in structure to the material provisions of Mr. Honigsfeld's such renewal, benefits, restrictive covenants and termination.

     Stock Rights Grant Plan.

     Effective January 8, 1998, Compu-DAWN was adopted its 1999 Restricted Stock Rights Grant Plan (the "Rights Plan"). The Rights Plan provides for the issuance of up to 2,000,000 Common Shares to the Rights Plan participants based on a formula which provides for the participants to share up to 2,000,000 Common Shares (the "Performance Shares") if Compu-DAWN generates up to $10,000,000 in earnings before taxes by December 31, 2001, including making up any losses during the years 1999 through 2001, if any. If Compu-DAWN earns less than $10,000,000, the number of Performance Shares will be pro rated based on one share for each $5.00 in earnings before taxes. The Rights Plan participants include Mark Honigsfeld, Rudy C. Theale, Jr., Robert E. (Teddy) Turner, IV, Louis Libin, David Greenspan, Paul Danner and Chris Liston and any other person who is employed by or is providing services to Compu-DAWN or its subsidiaries and who is elected as a participant by the above named initial participants. Messrs. Turner, Theale, Greenspan, Danner and Liston were formerly employees of LocalNet. The participants will be issued the Performance Shares based on their pro rata ownership of Compu-DAWN securities on the date the Rights Plan was adopted. However, each participant must be employed by or providing services to Compu-DAWN or its subsidiaries in connection with the e.TV Business on December 31, 2001 in order to receive any Performance Shares. In addition, the issuance of the Performance Shares is subject to, among other things, any consent or approval of any regulatory body or the stockholders of Compu-DAWN, if such consents or approvals are necessary.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

Common Shares

     The following table sets forth, to the knowledge of the Company based solely upon records available to it, certain information as of February 28, 1999 regarding the beneficial ownership of the Company's Common Shares (i) by each person who the Company believes to be the beneficial owner of more than 5% of its outstanding Common Shares, (ii) by each current director, (iii) by each nominee, (iv) by each person listed in the Summary Compensation Table under "Executive Compensation" and (v) by all current executive officers, directors and nominees as a group:

Name and Address
of Beneficial Owner                        Number                       Percent

Mark Honigsfeld                           873,200(1)                     22.9%
77 Spruce Street
Cedarhurst, New York

Louis Libin                               100,001(2)                      2.8%
77 Spruce Street
Cedarhurst, New York

Dong W. Lew                               100,000                         2.8%
1350 Grand Summit Drive
Reno, Nevada

Robert E. (Teddy) Turner, IV               30,000(3)                        *
12735 Gran Bay Parkway
Jacksonville, Florida

Rudy C. Theale, Jr.                        25,000(4)                        *
12735 Gran Bay Parkway
Jacksonville, Florida

Christopher Liston                         10,000(4)                        *
12735 Gran Bay Parkway
Jacksonville, Florida

William D. Rizzardi                          6,001(5)                        *
77 Spruce Street
Cedarhurst, New York

Harold Lazarus                               5,001(6)                        *
134 Hofstra University
Hempstead, New York

Alfred Luciani                                  0                            -
Bayport One, Suite 300
West Atlantic City, New Jersey

Faith Griffin                                   0                            -
264 Oak Ridge Avenue
Summit, New Jersey

All executive officers, directors and
nominees as a group (10 persons)         1,054,203(1)(2)(3)(4)(5)(6)       26.7%

-------------------
  *      Represents less than 1%.
(1) Includes (i) 423,200 shares held by the Mark Honigsfeld Living Trust (the "Honigsfeld Trust") whose sole beneficiary is Mr. Honigsfeld's wife; Mr. Honigsfeld, the settlor and trustee of the trust, has the right to terminate the Honigsfeld Trust and receive the shares; (ii) 200,000 shares held by the Mardee Charity Fund Foundation, a private charitable foundation of which Mr. Honigsfeld and his wife are the sole trustees; (iii) 100,000 shares issuable upon the exercise of currently exercisable options; and (iv) 25,000 shares issuable upon the exercise of options which are exercisable within 60 days.
(2) Includes (i) 50,001 shares issuable upon the exercise of currently exercisable options; and (ii) 25,000 issuable upon the exercise of options exercisable within 60 days.
(3) Includes 25,000 shares issuable upon the exercise of options which are exercisable within 60 days.
(4) Represents shares issuable upon the exercise of options which are exercisable within 60 days.
(5) Includes 5,001 shares issuable upon the exercise of currently exercisable options.
(6) Represents shares issuable upon the exercise of currently exercisable options.

Common Shares Giving Effect to the Exercise of All Options and Warrants

     The following table sets forth, to the knowledge of the Company based solely upon records available to it, certain information as of February 28, 1999 regarding the beneficial ownership of the Company's Common Shares, giving effect to the exercise of all options and warrants granted to each person named herein
(i) by each person who the Company believes to be the beneficial owner of more than 5% of its outstanding Common Shares, (ii) by each current director, (iii) by each nominee, (iv) by each person listed in the Summary Compensation Table under "Executive Compensation" and (v) by all current executive officers, directors and nominees as a group:


Name and Address
of Beneficial Owner                     Number                     Percent

Mark Honigsfeld                        1,206,800(1)                 29.2%
77 Spruce Street
Cedarhurst, New York

Louis Libin                              351,667(2)                  9.3%
77 Spruce Street
Cedarhurst, New York

Rudy C. Theale, Jr.                      650,000(3)                 15.9%
12735 Gran Bay Parkway
Jacksonville, Florida

Robert E. (Teddy) Turner, IV             205,000(4)                  5.6%
12735 Gran Bay Parkway
Jacksonville, Florida

Dong W. Lew                              100,000                     2.8%
1350 Grand Summit Drive
Reno, Nevada

Christopher Liston                        50,000(5)                  1.4%
12735 Gran Bay Parkway
Jacksonville, Florida

Faith Griffin                             25,000(6)                   *
264 Oak Ridge Avenue
Summit, New Jersey

William D. Rizzardi                       11,000(7)                   *
77 Spruce Street
Cedarhurst, New York

Harold Lazarus                            10,000(7)                   *
134 Hofstra University
Hempstead, New York

Alfred Luciani                              10,000(6)                    *
Bayport One, Suite 300
West Atlantic City, New Jersey

All executive officers, directors and
nominees as a group (10 persons)        2,554,467(1)(2)(3)(4)           46.8%
                                                 (5)(6)(7)(8)
-------------------
  *      Represents less than 1%.
(1) Includes (i) 423,200 shares held by the Mark Honigsfeld Living Trust (the "Honigsfeld Trust") whose sole beneficiary is Mr. Honigsfeld's wife; Mr. Honigsfeld, the settlor and trustee of the trust, has the right to terminate the Honigsfeld Trust and receive the shares; (ii) 200,000 shares held by the Mardee Charity Fund Foundation, a private charitable foundation of which Mr. Honigsfeld and his wife are the sole trustees; (iii) 100,000 shares issuable upon the exercise of currently exercisable options; (iv) 25,000 shares issuable upon the exercise of options which are exercisable within 60 days; and (v) 336,000 shares issuable upon the exercise of options and warrants which become exercisable in more than 60 days.
(2) Includes (i) 50,001 shares issuable upon the exercise of currently exercisable options; (ii) 25,000 shares issuable upon the exercise of options exercisable within 60 days; and (iii) 251,666 shares issuable upon the exercise of options which become exercisable in more than 60 days.
(3) Includes (i) 25,000 shares issuable upon the exercise of options which are exercisable within 60 days; and (ii) 625,000 shares issuable upon the exercise of options which become exercisable in more than 60 days.
(4) Includes (i) 25,000 shares issuable upon the exercise of currently exercisable options; and (ii) 175,000 shares issuable upon the exercise of options which become exercisable in more than 60 days.
(5) Includes 10,000 shares issuable upon the exercise of currently exercisable options; and (ii) 40,000 shares issuable upon the exercise of options which become exercisable in more than 60 days.
(6) Includes shares issuable upon the exercise of options which become exercisable in more than 60 days.
(7) Includes (i) 5,001 shares issuable upon the exercise of currently exercisable options and (ii) 4,999 shares issuable upon the exercise of options which become exercisable in more than 60 days.
(8) Includes (i) 5,000 shares issuable upon the exercise of options which are exercisable within 60 days and (ii) 30,000 shares which are issuable upon the exercise of options which become exercisable in more than 60 days, to David Greenspan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In January 1997, the Company entered into a secured Credit Agreement with Mr. Honigsfeld. Pursuant to the Credit Agreement, the Company initially borrowed $200,000. In April 1997, the Company and Mr. Honigsfeld amended the Credit Agreement to provide for an additional line of credit of $500,000. Outstanding principal under the Credit Agreement bears interest at the rate of 10% per annum. The repayment of up to $200,000 under the Credit Agreement is secured by a first priority security interest in all the assets of the Company. The Company entered into the Credit Agreement because it required additional financing to fund the Company's working capital needs and no other sources of financing were available at that time. Contemporaneously with the closing of the IPO, $200,000 of indebtedness was converted into 40,000 Common Shares pursuant to an agreement between the Company and Mr. Honigsfeld. In May 1997, the Company borrowed an additional $200,000 under the Credit Agreement. As of December 31, 1998, $100,000 in principal was outstanding under the Credit Agreement. In 1997 and 1998, the Company paid Mr. Honigsfeld an aggregate of $9,316 and $11,250 respectively in interest under the Credit Agreement. The Company believes that the terms of the Credit Agreement are commercially reasonable and are at least as favorable to the Company as it could have obtained from an unrelated third party. The Credit Agreement was approved by, among others, all the disinterested directors of the Company.

     On December 22, 1998, the Company elected David Greenspan Chief Financial Officer. At that time Mr. Greenspan was and he continued to serve as the Chief Financial Officer and a Director of LocalNet until he resigned on February 12, 1999. Other than the Loan Agreement and Peaceful Surrender Agreement, the Company had and has no relationship with LocalNet.

     To the extent that the Company may enter into any agreements with related parties in the future (of which none are presently contemplated), the Board of Directors of the Company has determined that the terms of such agreements must be commercially reasonable and no less favorable to the Company than it could obtain from unrelated third parties. Additionally, the Board of Directors of the Company has further determined that such agreements must be approved by a majority of the disinterested directors of the Company.

Cedarhurst, New York
February 28, 1999






K:\WPDOC\CORP\COMPUDAW\SECFILE\14F-1.DR5